Exhibit 99.1

Sierra Metals Reports Second Quarter 2018 Production Results Including Record Consolidated Quarterly Ore Throughput

TORONTO, July 16, 2018 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") is pleased to report second quarter 2018 production results featuring the highest level of consolidated quarterly ore throughput to date.

Results are from Sierra Metals' three underground mines in Latin America: The Yauricocha polymetallic mine in Peru, and the Bolivar copper and Cusi silver Mines in Mexico.

Second Quarter 2018 Production Highlights

•	Silver production of 0.7 million ounces; a 12% increase from Q2 2017
•	Copper production of 8.6 million pounds; a 62% increase from Q2 2017
•	Zinc production of 20.3 million pounds; a 10% increase from Q2 2017
•	Gold production of 1,814 ounces; a 38% increase from Q2 2017
•	Total of 602,087 tonnes processed; a 32% increase from Q2 2017
•	Record quarterly ore throughput at both the Yauricocha Mine and Bolivar Mine

The Company achieved record quarterly ore throughput from both the Yauricocha and Bolivar Mines, continuing the successful production increases realized during the last five quarters. Consolidated production of Copper increased 62% to 8.6 million pounds, silver increased 12% to 0.7 million ounces, lead decreased 16% to 7.1 million pounds, zinc increased 11% to 20.3 million pounds and gold increased 38% to 1,814 ounces compared to Q2 2017.

The Yauricocha mine achieved record quarterly ore throughput during Q2 2018. Metal production in Q2 increased due to higher ore throughput, higher copper and gold head grades, and higher copper, lead and gold recoveries. Record ore throughput at Bolivar, along with higher copper and silver head grades, and copper and gold recoveries, resulted in an increase in equivalent metal production compared to Q2 2017. At Cusi, the increase in ore throughput and higher silver recoveries resulted in higher silver equivalent production. The Company expects to continue to realize the benefits of the efforts at Cusi focusing on production from the Santa Rosa de Lima zone during the rest of 2018.

Igor Gonzales, President, and CEO of Sierra Metals commented: "I am very pleased with our Q2 2018 production results which include record consolidated ore throughput, and notable increases to the consolidated payable production of silver, copper, zinc, and gold.  The Company continued its strong performance and built upon the first quarter's solid production results. Our strong performance this quarter is attributed to sequential, record production at both the Yauricocha and Bolivar mines where we continue to obtain the benefits of successful operational improvement programs.  Furthermore, a strong increase in tonnage at Cusi was noted in the second quarter, and the Company is reaping the rewards of a successful turnaround program and the refocusing of the Mine's production to the Santa Rosa de Lima zone, which boasts higher grades and increased widths.

During the second quarter, the Company released encouraging Preliminary Economic Assessments studies ("PEA's") for all three Mines demonstrating positive economics and supporting future operational production increases. The full reports for the PEA's will be filed on Sedar and Edgar within 45 days of the news releases. Development at all three Mines will continue with an objective of progressing the resource increases at the Cusi Mine, as well as the reserve and resource increases at the Yauricocha and Bolivar Mines into the mine plans. Additionally, continued exploration programs at all three Mines are expected to further increase reserves and resources at all mines which benefit future growth plans.

Yauricocha continues to perform with record tonnage ore throughput in the second quarter. Final infrastructure for the Yauricocha tunnel should be completed early in Q3 2018 allowing for more capacity to handle larger volumes of waste and ore. The Yauricocha shaft is also being sunk to the 1270 level this year providing access to further reserves and resources at the Mine. The Mine will see consistent levels of ore throughput in 2018 due to a refurbishment of the lower part of the Mascota Shaft starting in Q3 2018 which could potentially cause a slowdown in production rates during that time period. However, this has already been factored into our 2018 production guidance.

At Bolivar, the company also had record tonnage ore throughput in the second quarter and also continues to improve and perform well. Production should increase incrementally in the second half of the year and is expected to reach approximately 3,500 tonnes per day by the end of the year. Installation of an additional mill in the second half of this year will help grind size optionality and improve recoveries at the plant.

At Cusi, tonnage continued to improve in the second quarter, and the Mine realized a 73% increase in ore throughput when compared to Q1 2018. The Company continues to increase mill feed from the Santa Rosa de Lima zone, while mining selected structures in the older part of the mine. Production has been increasing in the second quarter, and the Company reached the existing mill's capacity of 650 tonnes per day at the end of second quarter. The addition of another ball mill will see the capacity increase to approximately 1,200 tonnes per day in early 2019. Additionally, the company has recently defined a significant high-grade silver zone, which remains open to depth within the Santa Rosa de Lima structure which will help contribute increased, higher grade mill feed going forward."

Mr. Gonzales concluded, "Management is very optimistic for the second half of 2018 and beyond as the groundwork has been set for continued improvements, through the modernizing and implementation of best operational practices. We continue to realize positive returns on our capital investments, and the recent PEA results demonstrate a path for continued growth at all our Mines. Ongoing aggressive brownfield exploration programs at all mines are expected to provide further growth in reserves and resources adding to the value of our assets during the year ahead."

Consolidated Production Results

Consolidated Production	3 Months Ended			6 Months Ended			2018 Guidance
	Q2 2018	Q2 2017	% Var.	Q2 2018	Q2 2017	% Var.	Low	High

Tonnes processed (mt)	602,087	454,805	32%	1,159,797	984,500	18%
Daily throughput	6,881	5,198	32%	6,627	5,626	18%

Silver ounces (000's)	692	616	12%	1,287	1,314	-2%	2,474	2,886
Copper pounds (000's)	8,621	5,315	62%	16,710	12,605	33%	32,700	38,100
Lead pounds (000's)	7,096	8,467	-16%	13,408	17,610	-24%	19,100	22,300
Zinc pounds (000's)	20,300	18,530	10%	38,514	36,666	5%	62,900	73,400
Gold ounces	1,814	1,312	38%	3,765	3,089	22%	6,700	7,800

Silver equivalent ounces (000's)(1)	4,663	3,287	42%	9,071	7,034	29%	13,900	16,210
Copper equivalent pounds (000's)(1)	24,452	21,937	11%	47,937	47,071	2%	89,184	104,005
Zinc equivalent pounds (000's)(1)	55,279	47,165	17%	102,190	99,479	3%	183,830	214,468

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2017 were calculated using the following realized prices: $17.22/oz Ag, $2.58/lb Cu, $0.99/lb Pb, $1.20/lb Zn, $1,265/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $1.12/lb Pb, $1.47/lb Zn, $1,315/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2017 were calculated using the following realized prices: $17.47/oz Ag, $2.61/lb Cu, $/1.02lb Pb, $1.24/lb Zn, $1,248/oz Au.

Yauricocha Mine, Peru

The Yauricocha Mine processed a quarterly record of 283,450 tonnes during Q2 2018, representing a 19% increase from Q2 2017. Zinc equivalent metal production in Q2 2018 increased by 9% due to higher ore throughput, higher copper and gold head grades, and higher copper, lead and gold recoveries. Copper production was 77% higher, zinc production was 11% higher, and gold production was 43% higher than Q2 2017, while silver production was 12% lower, and lead production was 15% lower than Q2 2017.

The Company continues to see positive improvements from the restructuring at Yauricocha with increased ore throughput, and higher zinc and copper production due to the inclusion of more Cuerpos Chicos, which has higher zinc head grades, and Esperanza ore which is a copper-rich ore zone.

The Company remains focused on capitalizing on the successful drilling campaigns executed during 2017 which resulted in significant increases to the reserves and resources at Yauricocha. Continued production growth is expected to be realized from the strategic allocation of operating cash flows towards growth efficient capital, in order to provide the infrastructure, and scoping studies necessary to monetize the reserve and resource increases as quickly as possible.

A summary of production from the Yauricocha Mine for Q2 2018 is provided below:

Yauricocha Production	3 Months Ended			6 Months Ended
	Q2 2018	Q2 2017	% Var.	Q2 2018	Q2 2017	% Var.

Tonnes processed (mt)	283,450	237,912	19%	554,839	489,092	13%
Daily throughput	3,239	2,719	19%	3,171	2,795	13%

Silver grade (g/t)	59.19	76.08	-22%	59.35	78.80	-25%
Copper grade	0.95%	0.69%	38%	0.92%	0.75%	22%
Lead grade	1.28%	1.81%	-29%	1.27%	1.79%	-29%
Zinc grade	3.66%	3.88%	-6%	3.56%	3.74%	-5%
Gold Grade (g/t)	0.54	0.49	11%	0.57	0.52	9%

Silver recovery	72.71%	76.97%	-6%	72.71%	76.43%	-5%
Copper recovery	65.37%	60.65%	8%	65.37%	61.39%	6%
Lead recovery	84.82%	84.32%	1%	84.82%	85.15%	0%
Zinc recovery	88.73%	89.84%	-1%	88.73%	89.48%	-1%
Gold Recovery	16.48%	15.21%	8%	16.48%	16.33%	1%

Silver ounces (000's)	392	448	-12%	758	947	-20%
Copper pounds (000's)	3,884	2,192	77%	7,611	4,975	53%
Lead pounds (000's)	6,809	8,010	-15%	12,878	16,392	-21%
Zinc pounds (000's)	20,300	18,268	11%	38,443	36,041	7%
Gold ounces	807	566	43%	1,642	1,344	22%

Zinc equivalent pounds (000's)(1)	39,841	36,612	9%	74,468	74,777	0%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2017 were calculated using the following realized prices: $17.22/oz Ag, $2.58/lb Cu, $0.99/lb Pb, $1.20/lb Zn, $1,265/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $1.12/lb Pb, $1.47/lb Zn, $1,315/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2017 were calculated using the following realized prices: $17.47/oz Ag, $2.61/lb Cu, $/1.02lb Pb, $1.24/lb Zn, $1,248/oz Au.

Bolivar Mine, Mexico

The Bolivar Mine processed a record 272,040 tonnes in Q2 2018, representing a 41% increase over Q2 2017. The higher ore throughput, copper and silver head grades, and copper and gold recoveries resulted in a 45% increase in copper equivalent production in Q2 2018 compared to Q2 2017. In Q2 2018, copper production increased by 52% to 4,737,000 pounds, silver production increased 50% to 110,000 ounces, and gold production increased 47% to 911 ounces compared to Q2 2017. The Company has been successful at increasing tonnage at Bolivar through the commissioning of new equipment, increased development to access more minable stopes, and plant improvements that have increased recoveries.

The Company continues to define higher grade ore sources at Bolivar West and Bolivar Northwest which are expected to come into the mine plan by the second half of 2019.  However, as a short-term planning strategy, the Bolivar Mine continues to focus on developing and mining the El Gallo Inferior zone to centralize operations, optimize equipment usage and to improve productivity. The Company remains confident that ore throughput can be increased to 3,500 tonnes per day during Q3 or Q4 2018.

A summary of production for the Bolivar Mine for Q2 2018 is provided below:

Bolivar Production	3 Months Ended			6 Months Ended
	Q2 2018	Q2 2017	% Var.	Q2 2018	Q2 2017	% Var.

Tonnes processed (mt)	272,040	192,937	41%	531,415	436,911	22%
Daily throughput	3,109	2,205	41%	3,037	2,497	22%

Copper grade	0.97%	0.97%	1%	0.96%	1.00%	-4%
Silver grade (g/t)	16.61	15.65	6%	17.21	15.42	12%
Gold grade (g/t)	0.15	0.17	-15%	0.16	0.19	-15%

Copper recovery	81.33%	76.04%	7%	81.01%	79.17%	2%
Silver recovery	75.53%	75.22%	0%	78.25%	77.28%	1%
Gold recovery	71.81%	58.32%	23%	71.34%	54.81%	30%

Copper pounds (000's)	4,737	3,123	52%	9,099	7,630	19%
Silver ounces (000's)	110	73	50%	230	167	37%
Gold ounces	911	620	47%	1,959	1,460	34%

Copper equivalent pounds (000's)(1)	5,691	3,914	45%	11,138	9,449	18%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2017 were calculated using the following realized prices: $17.22/oz Ag, $2.58/lb Cu, $0.99/lb Pb, $1.20/lb Zn, $1,265/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $1.12/lb Pb, $1.47/lb Zn, $1,315/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2017 were calculated using the following realized prices: $17.47/oz Ag, $2.61/lb Cu, $/1.02lb Pb, $1.24/lb Zn, $1,248/oz Au.

Cusi Mine, Mexico

Total ore processed increased by 95% in Q2 to 46,597 tonnes when compared to Q2 2017 and increased 73% when compared to Q1 2018. Silver equivalent production increased 46% compared to Q2 2017.

Silver production of 190,000 ounces increased 100% in Q2 2017, as the metallurgical work performed during 2017 increased silver recoveries by 25%, and ore throughput was 100% higher than Q2 2017 as the Company has successfully transitioned to mining the recently developed Santa Rosa de Lima zone. This zone was being developed for the majority of 2017 as ramps were being prepared to access the minable stopes within the deposit.

The Company is currently mining selected higher-grade structures at the old mine, the San Antonio vein, as well as the Santa Rosa de Lima structure containing improved head grades to the mill at Cusi.  The Company has successfully increased tonnage from the Santa Rosa de Lima zone to approximately 50% of the current mill feed, as well as other zones in the areas previously developed with a different mandate to produce from disseminated mineralized zones until the mill is operating at its capacity of 650 tonnes per day. Additionally, structural development at the Santa Rosa de Lima zone will be completed using long hole mining versus the existing cut and fill methodology which should result in lower costs going forward.

A summary of production for the Cusi Mine for Q2 2018 is provided below:

Cusi Production	3 Months Ended			6 Months Ended
	Q2 2018	Q2 2017	% Var.	Q2 2018	Q2 2017	% Var.

Tonnes processed (mt)	46,597	23,956	95%	73,543	58,497	26%
Daily throughput	533	274	95%	420	334	26%

Silver grade (g/t)	155.60	188.95	-18%	151.16	163.66	-8%
Gold grade (g/t)	0.16	0.27	-41%	0.17	0.26	-35%
Lead grade	0.36%	1.11%	-67%	0.41%	1.19%	-66%
Zinc grade	0.33%	1.08%	-69%	0.40%	1.19%	-67%

Silver recovery	81.66%	65.42%	25%	83.41%	64.76%	29%
Gold recovery	39.80%	60.72%	-34%	41.91%	59.10%	-29%
Lead recovery	77.22%	78.02%	-1%	80.27%	79.38%	1%
Zinc recovery	0.00%	45.80%	-100%	10.99%	40.86%	-73%

Silver ounces (000's)	190	95	100%	298	199	50%
Gold ounces	96	126	-24%	165	285	-42%
Lead pounds (000's)	287	457	-37%	530	1,218	-57%
Zinc pounds (000's)	0	262	-100%	71	625	-89%

Silver equivalent ounces (000's)(1)	217	149	46%	353	335	6%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2017 were calculated using the following realized prices: $17.22/oz Ag, $2.58/lb Cu, $0.99/lb Pb, $1.20/lb Zn, $1,265/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $1.12/lb Pb, $1.47/lb Zn, $1,315/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2017 were calculated using the following realized prices: $17.47/oz Ag, $2.61/lb Cu, $/1.02lb Pb, $1.24/lb Zn, $1,248/oz Au.

Quality Control

All technical data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission ("SEC"). The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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For further information: Sierra Metals, please visit www.sierrametals.com or contact Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Gordon Babcock, Chief Operating Officer, Sierra Metals Inc., + 1 (416) 366-7777; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 16-JUL-18